UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

Cencosud S.A.

Av. Kennedy 9001, Piso 6

Las Condes, Santiago, Chile

NOTICE OF ESSENTIAL EVENT

On June 29, 2012, Cencosud S.A. (“Cencosud” or the “Company”) filed an official notice of an essential event, or “Hecho Esencial”, with the Chilean Superintendency of Securities and Insurance, “Superintendencia de Valores y Seguros” (“SVS”), pursuant to article 9 and second paragraph of article 10 of Act number 18.045 of the Republic of Chile, and Section II of the General Rule No. 30 of the SVS, announcing the acquisition by the Company of 38.606% of the capital stock (the “Shares”) of Jumbo Retail Argentina S.A., a company incorporated under the laws of Argentina, from UBS A.G. London Branch, for an amount of US$483,583,333.00.

In addition, Cencosud also announced that, on June 29, 2012, Cencosud transferred the Shares to its affiliate, Cencosud International Ltda., for the same amount for which such Shares were acquired from UBS A.G. London Branch.

Santiago, Chile, July 2, 2012

Daniel Rodríguez Cofré

CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

Date: July 2nd, 2012	By:	/s/ Daniel Rodríguez Cofré
Name: Daniel Rodríguez Cofré
Title: CEO